Exhibit 99.(a)(1)(C) (Form of confirmation of receipt emails of election to participate in or withdraw from the Exchange Offer)
[QAD, Inc. equity exchange election notification email message]
TO: [employee name]
Re: Equity Exchange Election Notification
Thank you for visiting the Equity Exchange website and submitting your election. If you would like to change your election, please log on to the site at https://www.qadequityexchange.com and revise the elections entered. You may visit the website and make changes as many times as you wish until 9 p.m. Pacific Time on July 15, 2009.